OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response: 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __)1

Under the Securities Exchange Act of 1934

AMERICAN INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
399 Park Avenue, 17th Floor
New York, New York 10022
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This Schedule 13D constitutes Amendment No. 22 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 24 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 24 to the Schedule 13 D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 26 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 26 to the Schedule 13D for C.V. Starr & Co., Inc., dated October 2, 1978.

SCHEDULE 13D

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,089
	8	SHARED VOTING POWER 1,360
	9	SOLE DISPOSITIVE POWER 110,089
	10	SHARED DISPOSITIVE POWER 4,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,386
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward E. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,750
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,979,470
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,979,470
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,979,470
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. C. V. Starr & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,937
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On March 17, 2010, Starr International entered into a final agreement for the variable pre-paid forward sale (the “VPF Transaction”) of up to 10,000,000 shares of Common Stock as more fully described in Item 5 of this Schedule 13D.  As previously reported, the Reporting Persons may from time to time enter into privately negotiated derivative transactions to hedge the market risk of some or all of their positions in the Common Stock.

As previously reported, the Reporting Persons reserve their right to change their plans and intentions in regards to any of the actions discussed in this Item 4 and any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

On March 17, 2010, Starr International entered into the final agreement for the VPF Transaction for up to 10,000,000 shares (the “Base Amount”) of Common Stock pursuant to four stock purchase agreements, each with respect to 2,500,000 shares of Common Stock, by and between Starr International and UBS Securities LLC (“UBS”) and four pledge agreements, each with respect to 2,500,000 shares of Common Stock, among Starr International, UBS and UBS AG, Stamford Branch, as collateral agent, each dated as of March 15, 2010 (collectively, the “VPF Contracts”). The final terms of the VPF Transaction, including the Base Amount of shares deliverable by Starr International upon settlement, were determined in unsolicited brokerage transactions by UBS (or its affiliate), over a specified execution period beginning on March 15, 2010, in accordance with the Securities and Exchange Commission’s interpretative letter to Goldman, Sachs & Co., dated December 20, 1999.  Starr International will receive aggregate proceeds of $278,150,032.61 under the VPF Transaction.

The VPF Transaction provides that on the third Business Day (as defined in the VPF Contracts) after each of the 34.5-month, 35.5-month, 36.5-month and 37.5-month anniversaries of March 17, 2010 (the “Settlement Dates”), Starr International will deliver a number of shares of Common Stock to UBS (or, at the election of Starr International, the cash equivalent of such shares) equal to the product of one-quarter of the Base Amount and a ratio (the “Settlement Ratio”) determined as follows: (a) if the daily volume weighted average price per share of the Common Stock over the 5 Business Day period ending on, and including, the date three Business Days before the corresponding Settlement Date (the “Settlement Price”) is less than or equal to $31.2216 (the “Floor Level”), the Settlement Ratio shall be 1; (b) if the Settlement Price is greater than the Floor Level but less than or equal to $46.8324 per share (the “Cap Level”), the Settlement Ratio shall be the Floor Level divided by the Settlement Price; and (c) if the Settlement Price is greater than the Cap Level, the Settlement Ratio shall be the quotient of (i) the sum of the Floor Level and the excess of the Settlement Price over the Cap Level, divided by (ii) the Settlement Price.

The description of the VPF Transaction above is qualified in its entirety by the text of the VPF Contracts, copies of which are attached as exhibits hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On March 17, 2010, Starr International entered into the final agreement for the VPF Transaction pursuant to the VPF Contracts as more fully discussed in Item 5 of this Schedule 13D.

Copies of the VPF Contracts are filed herewith as Exhibits 2 through 5 and 7 through 10 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated March 19, 2010, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, and Universal Foundation
Exhibit 2	Stock Purchase Agreement, dated as of March 15, 2010, by and between Starr International and UBS
Exhibit 3	Stock Purchase Agreement, dated as of March 15, 2010, by and between Starr International and UBS
Exhibit 4	Stock Purchase Agreement, dated as of March 15, 2010, by and between Starr International and UBS
Exhibit 5	Stock Purchase Agreement, dated as of March 15, 2010, by and between Starr International and UBS
Exhibit 6	(Intentionally omitted)
Exhibit 7	Pledge Agreement, dated as of March 15, 2010, among Starr International, UBS and UBS AG, Stamford Branch
Exhibit 8	Pledge Agreement, dated as of March 15, 2010, among Starr International, UBS and UBS AG, Stamford Branch
Exhibit 9	Pledge Agreement, dated as of March 15, 2010, among Starr International, UBS and UBS AG, Stamford Branch
Exhibit 10	Pledge Agreement, dated as of March 15, 2010, among Starr International, UBS and UBS AG, Stamford Branch

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           March 19, 2010

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact